Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	June 29, 2012	July 1, 2011	July 2, 2010
	(In millions, except ratios)
Earnings:
Income from continuing operations before income taxes	$841.9	$905.5	$876.4
Plus: Fixed charges	119.2	100.3	79.7
Amortization of capitalized interest	0.1	—	—
Less: Interest capitalized during the period	—	(1.6)	(0.3)
Undistributed earnings in equity investments	—	—	—

	$961.2	$1,004.2	$955.8

Fixed Charges:
Interest expense	$113.2	$90.4	$72.1
Plus: Interest capitalized during the period	—	1.6	0.3
Interest portion of rental expense	6.0	8.3	7.3

	$119.2	$100.3	$79.7

Ratio of Earnings to Fixed Charges	8.06	10.01	11.99